Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: August 7, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com and on AMEC’s and Foster Wheeler’s common website, www.amecandfosterwheeler.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following is a transcript of a video interview with Samir Brikho, Chief Executive of AMEC and Ian McHoul, CFO of AMEC, posted on the AMEC website, www.amec.com, on August 7, 2014:

AMEC — Half-year results 2014

Interview with Samir Brikho, CEO and Ian McHoul, CFO

Results - Samir Brikho, CEO

Q: So you’re announcing your first half results today. What for you were the positives with AMEC’s performance?

A: We are broadly where we expected to be. So despite the currency translation resulting from the increase in sterling and weaknesses in some markets, I’m pleased to report we have 4% underlying revenue growth, we have a stable margin, and we have a 10% increase in our underlying order book, which is up 16% on the past 12 months, which gives us very good forward visibility.

Q: And can you give us a little more detail on the performances that you’ve seen across your various markets and geographies?

A: During the second quarter, we saw some customer decisions and project ramp-ups taking a bit longer than originally expected. That’s particularly in the IOC-led projects, in the Oil & Gas business.

The mining sector continued to be low in general, as it is very cyclical. But we have seen revenue growth of the AMEC numbers, mainly due to project work coming out from Australia.

All that has been quite well balanced, with strong growth, which we have been seeing in Oil & Gas in the Middle East, and also in strong growth in Clean Energy in North America.

Foster Wheeler transaction - Samir Brikho, CEO

Q: So can you remind us today exactly why you are buying Foster Wheeler?

A: The combination gives us the ability to service the whole oil and gas value chain, and that was from the start the vision of AMEC. We wanted to be a player in the upstream, in the midstream and the downstream, whether it is onshore or offshore. But also, we wanted to get out from the OECD countries, and get a better balance between the OECD countries and faster growing markets in the emerging markets.

We have new customer relationships, especially with the NOCs, which gives us the possibility to sell - or cross-sell to each other - services from AMEC to Foster Wheeler clients, and the other way around.

Also, of course, through the cost synergies we’re becoming much more efficient. But having said that, the most important thing is the revenue growth and the revenue opportunity, because with this setup, with this combination, it will give us an access to a new market, which is about three to four times [the size of] the existing market of AMEC. And by doing this business with the same low-risk business model, it makes a lot of sense to shareholders. And that’s what we’ve promised, and that’s what we’re going to deliver on. We do expect that it’s going to be double-digit earnings enhancing already in the first 12 months.

Q: So that’s the rationale. But what about the timetable? Do you remain on track to complete in the third quarter?

A: So this is moving very well because we all know that 90% of success is preparation, and that is what we have been doing. But also we have been running, of course, antitrust approvals, which we needed to have. And all of that has been approved and is in place today. We’re making good progress with the SEC in the US and the UK shareholder documentation. And we are looking to complete this transaction in Q4.

Q: AMEC clearly has a good track record for making acquisitions. But what are you doing to ensure that this integration goes smoothly?

A: There are a number of things that are going to change, and a number of things that are not going to change. We are still going to continue with our consultancy, with our engineering, with our project management services, with now the combination of AMEC and Foster Wheeler. We will still deliver to three regions, which is the Americas and Northern Europe and also we are enhancing our position in the growth regions as we had in the past, which includes Africa, the Middle East and Asia - with also having the Southern Europe teams coming out from Foster Wheeler.

When it comes to the target markets, this is going to continue as it was before. So we are focusing on four markets: Oil & Gas, Clean Energy, Mining, and Environment & Infrastructure.

The equipment business of GPG… the power equipment business of Foster Wheeler, will continue to run as a separate unit, much as Foster Wheeler does now. But the most exciting part for us is that we’re going to enhance the business development work. That will be seen in the operation model; how they acquire work and how they execute work.

Also the excitement is about the market access which we are going to have, because together we will be accessing more markets than we have been doing on a stand-alone basis.

And of course the biggest excitement is on the financial performance of the combined group.

Q: So given all the work that you’ve been doing, have you changed your thinking about what the scale of the opportunity is, and what kind of synergies are achievable for the businesses?

A: So for AMEC, this is a transformational deal. It is keeping the same low-risk business model as it has in the past, but it will give us the opportunity to support our customers through the whole lifecycle for many more customers as we used to have on a stand-alone basis. And that will give us, with it, opportunities to deliver our goal of sustainable growth.

Outlook - Samir Brikho, CEO

Q: So what do you see as the outlook for second half and the year as a whole?

A: First, we see a modest underlying revenue growth. We’ll be seeing slightly lower margins, and that’s due to the mix between the Oil & Gas business and the Power business. We’ll be seeing continued good cash conversion, and as usual this is more weighted toward the second half of the year.

The stronger sterling will definitely affect the translation of the American and the Growth Regions operations which we have. And as we have guided previously, this will have an effect of some £250m in terms of revenues and some £25m on the EBITDA. And that’s for 2014.

Long term, the fundamentals of our business are positive, and I’m really excited about the transformational prospects of our combination with Foster Wheeler.

Currencies - Ian McHoul, CFO

Q: So to what extent have the results the you’re reporting today been impacted by currency moves? And what are you doing to mitigate the strength of sterling?

A: Clearly, sterling has been a lot stronger in the first half of 2014 than it was in the first half of 2013. And it’s some 10% on average stronger than the US dollar, and 17% stronger than the Canadian dollar. So big numbers. And the impact in the first half on revenues, about £160m, and on trading profit about £16m.

For the full year, we estimate a £250m adverse impact on revenue, and £25m on EBITA. So some big impacts.

What are we doing about that? The answer is that we can’t do much about that. These aren’t transactional cash flows we’re having to manage. We do manage those 100%, so we match revenue and cost wherever we can on our contracts. These are straight arithmetic calculations, the consequence of trading in one currency and reporting in another. There’s nothing we can do to mitigate that.

Post transaction - Ian McHoul, CFO

Q: Given the Foster Wheeler acquisition, what’s your current thinking when it comes to returns to shareholders?

A: Irrespective of the transaction, our approach, our discipline around our capital is the same. We have a highly cash-generative business, which gives us good flexibility, both to invest in that business for further growth and to provide cash returns to shareholders. The Foster Wheeler cash generation profile is no different; it’s very strong. Clearly for the next period of time our focus will be on integrating AMEC and Foster Wheeler. But nonetheless, we will continue to look for bolt-on acquisitions when they’re available at good value. We will maintain a progressive dividend policy, as we’ve been doing, going forward, and we will consider extra returns of cash to shareholders from surplus capital. 5

In the last period of time, we’ve returned over £1bn of cash to shareholders, and spent roughly £0.75bn on bolt-on acquisitions. So as you see, there’s plenty of flexibility to do both, and that will continue.

Q: And how long do you think it will take before this acquisition becomes earnings accretive?

A: From a financial perspective, the returns, the profile from this transaction are very positive, both from the Foster Wheeler transaction — the Foster Wheeler acquisition in its own right — but also from cost synergies and tax synergies. So we’ve said before, we expect double-digit earnings accretion from the transaction in the first 12 months. Over and above that, we expect return on invested capital to beat the cost of capital for the transaction in the second period of 12 months, so very strong returns.

And just to be clear, those return parameters are before any revenue synergies. Clearly, this is a transaction born out of a growth opportunity, but that’s the cream on the cake. Those revenue synergies are not in those return parameters that I’ve just quoted.

Q: And what does this deal mean for the shape of your balance sheeting going forward and your debt levels?

A: Post the transaction, on Day 1, on a pro forma basis, if you like, we’ll have debt levels of around £850m. That still gives us a pretty robust balance sheet. So the debt to EBITDA gearing, will be around 1.5 times, so still pretty robust.

In the first instance, the debt will be funded fully from our committed bank lines at an average cost of around 3% per annum. In fairly short order, however, we’ll move to get a credit rating which we expect to be investment grade, and to raise money in the debt capital market, just to give a more diversified shape, if you like, to our debt supply. But, I say again, we’ll have a robust, strong balance sheet still, and good cash generation. That puts us in a good place.

Q: And can you give us an update on where you are with the additional listing in the US? What’s the thinking here? And what will it mean for AMEC?

A: The process with the US authorities is going well. It’s an iterative process: documentation in/comment back, documentation in/comment back... so it’s progressing well, to make sure that the final documentation is good and in good shape. We expect to complete that process and to launch the offer in the next few weeks.

Why are we here in the first place? What does it mean? We’re paying, give or take, £2bn for Foster Wheeler. Half of that is in AMEC stock, so half stock, half cash. Now, Foster Wheeler shareholders, as a consequence of that, will end up owning roughly 23% of the combined company. The fact we have a listing in the US will give higher profile, gives liquidity to our investment to support that investment.

Q: And when are you going to be in a position to give the market some guidance on the combined entity?

A: We’ll do that early next year at the time of our preliminary results announcement. It’s as simple as that.

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